Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2012 Financial Results

SHANGHAI, China, May 9, 2012 — 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2012 ended March 31, 2012.

First Quarter 2012 Financial Highlights:

•                      Total revenues increased 17.3% over Q1 2011 to RMB380.8 million (US$60.5 million), within the Company’s guidance range of RMB375 million to RMB390 million

•                      Online recruitment services revenues increased 32.6% over Q1 2011 to RMB229.1 million (US$36.4 million)

•                      Gross margin expanded to 72.4% compared with 70.5% in Q1 2011

•                      Income from operations increased 21.0% over Q1 2011 to RMB130.8 million (US$20.8 million)

•                      Fully diluted earnings per common share were RMB2.03 (US$0.64 per ADS)

•                      Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.23 (US$0.71 per ADS), exceeding the Company’s guidance range of RMB2.05 to RMB2.20

•                      Cash and short-term investments increased to RMB2,222.4 million (US$352.9 million) as of March 31, 2012

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased to start off the year with solid financial results driven by healthy employer demand for our online and other HR services in the first quarter.  Although concerns about macroeconomic conditions continue to weigh on enterprises in China, we made steady progress in expanding our customer base and geographic reach.  Leveraging our competitive advantages in brand recognition, product effectiveness, service quality and execution capability, we believe that we are strongly positioned for profitable growth in 2012 and beyond.”

- more -

First Quarter 2012 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2012 were RMB380.8 million (US$60.5 million), an increase of 17.3% from RMB324.5 million for the same quarter in 2011.

Online recruitment services revenues for the first quarter of 2012 were RMB229.1 million (US$36.4 million), representing a 32.6% increase from RMB172.8 million for the same quarter of the prior year.  The increase was primarily due to higher average revenue per unique employer as well as a greater number of unique employers using the Company’s online recruitment services.  Average revenue per unique employer increased 19.7% in the first quarter of 2012 as compared to the same quarter in 2011 due to greater demand for online recruitment services and the impact of price increases implemented in April 2011.  Unique employers increased 10.8% to 171,545 in the first quarter of 2012 compared with 154,823 in the same quarter of the prior year driven by new customer acquisition and growing usage of online services by employers.

Print advertising revenues for the first quarter of 2012 decreased 44.7% to RMB47.8 million (US$7.6 million) compared with RMB86.4 million for the same quarter in 2011.  The decline was primarily due to a 48.3% decrease in the estimated number of print advertising pages generated in the first quarter of 2012 to 1,155 from 2,234 pages in the same quarter in 2011.  This decline was partially offset by higher average revenue per page.  Average revenue per page increased 7.0% in the first quarter of 2012 as compared to the same quarter in 2011 primarily due to greater page volume contribution from higher priced cities.

Other human resource related revenues for the first quarter of 2012 increased 59.0% to RMB103.9 million (US$16.5 million) from RMB65.4 million in the same quarter of 2011 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the first quarter of 2012 increased 22.2% to RMB263.3 million (US$41.8 million) from RMB215.5 million for the same quarter of the prior year.  Gross margin, which is gross profit as a percentage of net revenues, expanded to 72.4% in the first quarter of 2012 compared with 70.5% in the same quarter in 2011 primarily due to greater economies of scale and a decrease in printing related expenses.

Operating expenses for the first quarter of 2012 increased 23.4% to RMB132.5 million (US$21.0 million) from RMB107.4 million for the same quarter of 2011.  Operating expenses as a percentage of net revenues was 36.4% for the first quarter of 2012 compared with 35.1% for the first quarter of 2011.  Sales and marketing expenses for the first quarter of 2012 increased 27.9% to RMB90.4 million (US$14.4 million) from RMB70.7 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater spending on advertising and promotion activities.  General and administrative expenses for the first quarter of 2012 increased 14.8% to RMB42.2 million (US$6.7 million) from RMB36.7 million in the first quarter of 2011 primarily due to higher employee compensation and office expenses.

Income from operations for the first quarter of 2012 increased 21.0% to RMB130.8 million (US$20.8 million) from RMB108.1 million for the same quarter of the prior year.  Operating margin, which is income from operations as a percentage of net revenues, increased to 36.0% in the first quarter of 2012 compared with 35.3% in the same quarter of 2011.

Net income for the first quarter of 2012 increased 31.5% to RMB120.5 million (US$19.1 million) from RMB91.6 million for the same quarter in 2011.  Fully diluted earnings per common share for the first quarter of 2012 were RMB2.03 (US$0.32) compared with RMB1.55 for the same quarter in 2011.  Fully diluted earnings per ADS for the first quarter of 2012 were RMB4.06 (US$0.64) compared with RMB3.10 in the first quarter of 2011.

In the first quarter of 2012, the Company recognized total share-based compensation expense of RMB11.7 million (US$1.9 million) compared with RMB6.2 million in the first quarter of 2011.  The Company also recognized loss from foreign currency translation of RMB0.2 million (US$0.03 million) in the first quarter of 2012 compared with RMB3.5 million in the first quarter of 2011.

Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted income for the first quarter of 2012 increased 30.7% to RMB132.3 million (US$21.0 million) compared with RMB101.2 million for the first quarter of 2011.  Non-GAAP adjusted fully diluted earnings per common share were RMB2.23 (US$0.35) in the first quarter of 2012 compared with RMB1.71 in the first quarter of 2011.  Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2012 were RMB4.46 (US$0.71) compared with RMB3.43 in the first quarter of 2011.

As of March 31, 2012, the Company had cash and short-term investments totaling RMB2,222.4 million (US$352.9 million) compared with RMB2,054.0 million as of December 31, 2011.  Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in a significant year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the second quarter of 2012 is in the estimated range of RMB360 million to RMB375 million (US$57.2 million to US$59.5 million).  Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-

GAAP fully diluted earnings target for the second quarter of 2012 is in the estimated range of RMB1.90 to RMB2.05 per common share (US$0.60 to US$0.65 per ADS).  The Company expects total share-based compensation expense in the second quarter of 2012 to be approximately RMB14 million to RMB15 million (US$2.2 million to US$2.4 million).

Other Company News

In March 2012, the Company discontinued the publication of 51job Weekly in Beijing, Changsha and Wuhan but continues to maintain a sales office in each of these cities.  As a result, the Company currently operates 11 city editions of 51job Weekly.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2975 to US$1.00, the noon buying rate on March 30, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 9, 2012 (9:00 a.m. Shanghai / Hong Kong time zone on May 10, 2012) to discuss its first quarter 2012 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4533208 and the following telephone numbers:

US: +1-877-941-1465

Hong Kong: +852-3009-5027

International: +1-480-629-9867

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com.  Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and loss from foreign currency translation as well as their related tax impact.  The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings.  The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings.  51job also believes these non-GAAP measures excluding share-based compensation expense and loss from foreign currency translation, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies.  The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services.  Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities.  51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis.  51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2012, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based upon management’s current expectations, and actual results could differ materially.  Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2012; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions.  For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission.  51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2012 or as a result of new information, future events or otherwise.

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	March 31, 2011 (unaudited)	March 31, 2012 (unaudited)	March 31, 2012 (unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Online recruitment services	172,788	229,079	36,376
Print advertising	86,405	47,808	7,592
Other human resource related revenues	65,355	103,925	16,502
Total revenues	324,548	380,812	60,470

Less: Business and related tax	(18,698)	(17,195)	(2,730)
Net revenues	305,850	363,617	57,740

Cost of services (Note 2)	(90,373)	(100,333)	(15,932)

Gross profit	215,477	263,284	41,808

Operating expenses:
Sales and marketing (Note 3)	(70,664)	(90,369)	(14,350)
General and administrative (Note 4)	(36,702)	(42,151)	(6,693)
Total operating expenses	(107,366)	(132,520)	(21,043)

Income from operations	108,111	130,764	20,765
Loss from foreign currency translation	(3,475)	(162)	(26)
Interest and investment income	7,462	14,214	2,257
Other income	298	14	2

Income before income tax expense	112,396	144,830	22,998
Income tax expense	(20,785)	(24,322)	(3,862)

Net income	91,611	120,508	19,136

Other comprehensive income:
Currency translation adjustments	71	(3)	(0)

Comprehensive income	91,682	120,505	19,136

Earnings per share:
Basic	1.62	2.11	0.34
Diluted	1.55	2.03	0.32

Earnings per ADS (Note 5):
Basic	3.24	4.22	0.67
Diluted	3.10	4.06	0.64

Weighted average number of common shares outstanding:
Basic	56,508,322	57,125,048	57,125,048
Diluted	59,062,630	59,340,782	59,340,782

1.

The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2975 on March 30, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB986 and RMB1,702 (US$270) for the three months ended March 31, 2011 and 2012, respectively.
3.	Includes share-based compensation expense of RMB847 and RMB1,463 (US$232) for the three months ended March 31, 2011 and 2012, respectively.
4.	Includes share-based compensation expense of RMB4,319 and RMB8,497 (US$1,350) for the three months ended March 31, 2011 and 2012, respectively.
5.	Each ADS represents two common shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	March 31, 2011 (unaudited)	March 31, 2012 (unaudited)	March 31, 2012 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	112,396	144,830	22,998
Add back: Share-based compensation expense	6,152	11,662	1,852
Add back: Loss from foreign currency translation	3,475	162	26
Non-GAAP income before income tax expense	122,023	156,654	24,876

GAAP income tax expense	(20,785)	(24,322)	(3,862)
Tax impact of share-based compensation expense and loss from foreign currency translation	(15)	—	—
Non-GAAP income tax expense	(20,800)	(24,322)	(3,862)

Non-GAAP adjusted net income	101,223	132,332	21,014

Non-GAAP adjusted earnings per share:
Basic	1.79	2.32	0.37
Diluted	1.71	2.23	0.35

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.58	4.63	0.74
Diluted	3.43	4.46	0.71

Weighted average number of common shares outstanding:
Basic	56,508,322	57,125,048	57,125,048
Diluted	59,062,630	59,340,782	59,340,782

Notes:

1.

The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2975 on March 30, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2011 (unaudited)	March 31, 2012 (unaudited)	March 31, 2012 (unaudited)
	RMB	RMB	USD (Note 1)

ASSETS

Current assets:
Cash	783,699	876,716	139,216
Restricted cash	4,263	63,639	10,105
Short-term investments	1,270,343	1,345,684	213,685
Accounts receivable (net of allowance of RMB2,022 and RMB2,193 as of December 31, 2011 and March 31, 2012, respectively)	43,708	39,526	6,277
Prepayments and other current assets	199,836	263,442	41,833
Deferred tax assets, current	11,042	3,378	537

Total current assets	2,312,891	2,592,385	411,653

Property and equipment, net	192,120	192,907	30,632
Intangible assets, net	4,290	3,974	631
Other long-term assets	48,649	48,016	7,625
Deferred tax assets, non-current	86	593	94

Total non-current assets	245,145	245,490	38,982

Total assets	2,558,036	2,837,875	450,635

LIABILITIES

Current liabilities:
Accounts payable	20,326	29,838	4,738
Salary and employee related accrual	44,287	25,830	4,102
Taxes payable	54,623	61,436	9,756
Advance from customers	290,460	338,524	53,755
Other payables and accruals	40,793	112,759	17,905

Total current liabilities	450,489	568,387	90,256

Deferred tax liabilities, non-current	1,972	2,068	328

Total liabilities	452,461	570,455	90,584

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,981,341 and 57,560,803 shares issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	47	47	8
Additional paid-in capital	1,061,819	1,103,159	175,174
Statutory reserves	7,332	7,332	1,164
Other comprehensive income	1,638	1,635	260
Retained earnings	1,034,739	1,155,247	183,445

Total shareholders’ equity	2,105,575	2,267,420	360,051

Total liabilities and shareholders’ equity	2,558,036	2,837,875	450,635

Note 1:

The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2975 on March 30, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

###